Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 8, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 8, 2006	By:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law

Press Release

2005 Annual Results of the Swisscom Group:
Newly constituted Executive Board supports convergence strategy aimed at consolidating core business

	2004	2005	Change
Net revenue (in CHF millions)	10,057	9,732		-3.2%
EBITDA (in CHF millions)	4,388	4,171		-4.9%
EBIT (in CHF millions)	2,695	2,777		3.0%
Net income* (in CHF millions)	1,596	2,022		26.7%
Equity free cash flow (in CHF millions)	2,913	2,203	-	24.4%
ADSL access lines (at 31.12 in millions)	0.8	1.1		36.9%
Mobile customers (at 31.12 in millions)	3.91	4.28		9.5%
Number of full-time equivalent employees at 31.12	15,477	16,088**		4.0%

*	Net income after deduction of minority interests

**	Increase primarily attributable to Antenna Hungária (858 FTEs)
Swisscom’s net revenue fell by 3.2% to CHF 9.7 billion, primarily as a result of two one-time effects (sale of the International Carrier Services to Belgacom and a reduction in termination rates for mobile telephony, amounting to CHF 279 million). Customers also benefited from substantial price reductions. These, however, were entirely offset by growth in new businesses. Earnings before interest, taxes, depreciation and amortization (EBITDA) fell by 4.9% to CHF 4.17 billion. Net income after deduction of minority interests increased by 26.7% to CHF 2.02 billion. A dividend of CHF 16 (previous year: CHF 14) per share will be proposed to the General Meeting of Shareholders. In the current year, Swisscom is planning a share buyback program worth CHF 2.25 billion. As part of a new strategy, Swisscom is focusing on strengthening its core business with convergent offerings, on driving growth in the area of business customer solutions and on targeted expansion projects. A realignment of operations resulted in a number of changes at Executive Board level. Swisscom expects revenue in the 2006 financial year of around CHF 9.5 billion and an EBITDA of CHF 4.0 billion. The main reason for the decline in EBITDA is the

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com

Press Release

reduced mobile termination rates, which will impact the full year results for the first time in 2006 (7 months in the previous year). Pressure on prices in fixed and mobile business is to be offset again this year by growth in new businesses.
Swisscom’s net revenue dipped in 2005 compared with the previous year by 3.2% to CHF 9,732 million. The decline in revenue could not be fully compensated by cost savings, so that earnings before interest, taxes, depreciation and amortization (EBITDA) also saw a drop of 4.9% to CHF 4,171 million. Lower depreciation, higher financial income and elimination of the loss from discontinued operations (debitel), boosted net income by 20.4% to CHF 2,346 million. After deduction of minority interests, net income rose by 26.7% to CHF 2,022 million. Net earnings per share increased by 37.0% to CHF 33.79 due to higher net income and the share buyback program. Equity free cash flow came out CHF 710 million below the previous year, at CHF 2,203 million.
Shareholders to benefit from payouts of over CHF 3 billion
In accordance with current policy, the ordinary annual distribution of equity free cash flow (EFCF) will be paid in the form of a dividend (around half of the adjusted net income) and a share buyback. The Board of Directors will propose a dividend of CHF 16 per share (CHF 14 in the previous year) or a total of CHF 907 million to the General Meeting of Shareholders. The remainder of the equity free cash flow, around CHF 1.25 billion, will be paid to shareholders in a share buyback program. As announced on February 16, 2006, the share buyback will be further increased by an exceptional distribution of CHF 1 billion to reduce distributable reserves. The CHF 2.25 billion share buyback is to take place by allocating free options (put structure), similar to the transaction carried out successfully by Swisscom in 2002. The timing and other details of the share buyback are yet to be decided; however, it will not be launched before the General Meeting of Shareholders on April 25, 2006. This means that shareholders will benefit this year from distributions totaling around CHF 3.16 billion.
Again this year Swisscom will offer employees the opportunity to purchase shares on preferential terms; this has always proved very successful in past years. In addition, the Board of Directors has decided to introduce a stock program for management employees. In this connection, Swisscom will purchase up to 150,000 shares (less than 0.3 % of shares outstanding) on the open market.
Lower prices in the fixed and mobile networks — successes with business customers
Customers benefited in 2005 from a reduction in prices per minute of 6.6% in the fixed network and 10% for mobile calls. The resulting drop in revenue was offset by growth in new business areas (IT outsourcing, fixed network broadband and mobile data business). The reduced EBITDA is mainly due to the lower termination rates for mobile telephony.
Thanks to customers’ desire to be available irrespective of time or place, Swisscom Mobile further strengthened its market position in 2005. Although revenue fell due to lower termination rates, Swisscom Mobile posted successes thanks to an increase in its customer base of 373,000 to 4.28 million, the introduction of new pricing models, and efficient cost management. The new “liberty” rates stimulated usage of mobile phones, and Swisscom Mobile generated CHF 173 million in revenue from new data services (UMTS and EDGE).

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com

Press Release

The two Group companies dedicated to business customers also prospered. By concluding new multi-year contracts, Swisscom IT Services and Swisscom Solutions brought in new project and outsourcing business worth around CHF 600 million in 2005.
Strong growth in ADSL – investments in VDSL
Since the launch of ADSL in 2001, Swisscom Fixnet has built up a broadband business that generated CHF 530 million in revenue in the year under review. Swisscom Fixnet increased the number of ADSL access lines from 802,000 to 1.1 million. 98% of all Swiss telephone lines are now broadband-enabled. Swisscom’s forthcoming entry into the TV business is part of the Group’s strategy to offer customers high-quality multimedia services in addition to all the traditional communication services. As a consequence of Swisscom’s expansion of the network infrastructure, investments in the fixed network rose by 14.1% to CHF 494 million. Construction of an even more powerful broadband infrastructure started in the year under review. VDSL will enable bandwidths of up to 25 Mbps on the fixed network.
Changing customer needs open up new growth opportunities
Customer needs and industry trends are changing. The demand for interactive services is increasing, and communication has to be guaranteed irrespective of time or place. The importance of content, attractive applications and information management is rising, and technology is migrating to standardized IP platforms. This is opening up opportunities for Swisscom to develop attractive new offerings. Thanks to a very broad market position, Swisscom can create new added value for the customer with bundled offerings and drive forward into fields that are being transformed in related markets under the influence of digitization and broadband penetration. Swisscom is therefore looking to grow in the field of convergence and multimedia, in the so-called “TIME” market. This comprises applications in the increasingly convergent areas of telecommunications, IT, media and entertainment. The aim is to offset the decline in traditional activities with new activities from around 2008 / 2009 onwards. The future business of successful telecommunications companies looks set to be very different from their current activities: by moving into the TIME market, Swisscom can respond to changing customer needs.
New strategy based on three pillars: strengthening of core business with convergent offerings; further growth in business customers solutions and targeted expansion projects
The most important pillar of the strategy is the strengthening of core business by offering a comprehensive portfolio of multimedia services and first-class customer service. Swisscom aims among other things to provide customers with highly attractive offerings from a comprehensive range of products, services, and network access options. Individual products will be increasingly bundled into all-round packages. Customers’ trust will be won with an improved, rapid and competent customer care with simplified access to customer contact points. Swisscom is looking to position itself as a Swiss role model in the field of customer service.
The second pillar of the strategy consists of expansion in activities in the business customer market. Swisscom plans to offer international companies with a decision-making center in Switzerland a one-stop shop for international services, e.g. with the help of cross-border alliances. Swisscom’s broad-based competence in banking, healthcare and telecoms solutions is to be further expanded. In addition, Swisscom is looking to achieve substantial growth in the outsourcing market.

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com

Press Release

The third pillar covers expansion projects in areas where Swisscom has proven core competences. Firstly, opportunities are available to add value to the different customer segments in other countries by incorporating the Group’s specialized know-how. Possibilities are emerging in countries where, for example, there is a pent-up demand for new technologies in order to address unsatisfied customer needs. There is also expansion potential in parts of the current business in Switzerland where Swisscom is not the market leader. Secondly, Swisscom plans to penetrate areas close to its current core business that are undergoing major changes under the influence of digitization and broadband market penetration (e.g. telemedicine).
Rigorous investment criteria will apply in implementing the strategy. Synergies or business logic must justify the price of an acquisition.
Closer collaboration between Group companies – management changes
Successful implementation of the new strategy calls for a broad understanding by management of Swisscom’s business areas and very close collaboration between the Group companies.In response to a proposal submitted by Swisscom CEO Carsten Schloter, the Board of Directors agreed on March 8, 2006, to a number of changes at management level: Adrian Bult, until now CEO of Swisscom Fixnet, will take over as CEO of Swisscom Mobile. Adrian Bult has an outstanding knowledge of the telecoms and IT business; before switching to Swisscom Fixnet in 2000, he was Head of IT at Swisscom.
Ueli Dietiker, until now Chief Financial Officer, has been appointed the new CEO of Swisscom Fixnet. As CFO and member of the Board of Directors of the various strategic companies as well as former CEO of a large cable network company, Ueli Dietiker has an in-depth knowledge of the industry. Mario Rossi, until now CFO of Swisscom Fixnet, has been appointed the new CFO of Swisscom AG. Prior to joining Swisscom Fixnet, Mario Rossi held a management function in finance within the Swisscom Group and has extensive experience and excellent knowledge of the company.
Urs Schaeppi, until now Head of Commercial Business at Swisscom Mobile, will become the new CEO of Swisscom Solutions AG, which is responsible for telco business customers. Under Urs Schaeppi the successfully restructured Swisscom Solutions will now focus on addressing the changing needs of Swisscom’s key accounts including the provision of convergence offerings. René Fischer, until now CEO of Swisscom Solutions, will leave the company by mutual agreement. The Board of Directors and the CEO expressed their warm appreciation to René Fischer for his services to the company.
Swiss government to cede state’s majority stake: aim is to secure a long-term shareholder base
Important parameters for Swisscom’s future will be set down in the course of this year. At the end of January 2006, the Swiss Federal Council instituted a consultation process on a proposal to sell the whole of the state’s stake in the company. From a business standpoint, Swisscom takes a positive view of the proposal and favors full or (if this is not feasible for political reasons) at least partial disposal of the government holding. However, any supporting measures taken for political reasons must not damage Swisscom. It will be very important for the implementation of the proposal to lead to a stable, long-term oriented shareholder base for the company.
High competition and price pressure continues

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com

Press Release

Swisscom expects revenue in the 2006 financial year of around CHF 9.5 billion and an EBITDA of around CHF 4.0 billion. The main reason for the decline in EBITDA is the reduced mobile termination rates, which will impact the full-year results for the first time in 2006 (7 months in the previous year). The persistent price pressure in the fixed network and mobile business is to be offset once more this year by growth in other fields. Investments of around CHF 1.4 billion will be made for this purpose.
The detailed annual report is available online at:
http://www.swisscom.com/bericht2005
Berne, March 6, 2006
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www.swisscom.com media@swisscom.com